Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WILLIAMSON PETROLEUM CONSULTANTS, INC.

TEXAS REGISTERED ENGINEERING FIRM F-81

303 VETERANS AIRPARK LANE, SUITE 1100

MIDLAND, TEXAS 79705

PHONE: 432-685-6100

FAX: 432-685-3909

E-MAIL: WPC@WPC-INC.COM

September 3, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention Mr. Ronald Winfrey

Gentlemen:

Subject:	WTU Review — Additional Information
Williamson Project 9.9320

[Note- The information redacted from this letter including the information in the attachments has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

As requested during our telephone conversation on September 2, 2009, enclosed is the following information which Warren Resources, Inc. has provided us for the WTU Upper Terminal waterflood:

[redacted]

If you need any additional information, I can be reached at 432-685-6110.

Yours very truly,

WILLIAMSON PETROLEUM CONSULTANTS, INC.

/s/ Roy C. Williamson, Jr.

Roy C. Williamson, Jr. , P.E.

RCW/RCH/thb

Attachments

Williamson Petroleum Consultants, Inc. F-81